UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended September 30, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By
/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and

Chief Accounting Officer

Date: November 12, 2013

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 57,989 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2013 and December 31, 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2013	2012
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	830,006	880,897
Investment property	7	13,194	15,542
Intangible assets	8	29,902	32,880
Biological assets	9	229,236	224,966
Investments in joint ventures		3,771	2,613
Financial assets	14	—	11,878
Deferred income tax assets	19	44,993	35,391
Trade and other receivables	11	68,257	44,030
Other assets		766	1,398

Total Non-Current Assets		1,220,125	1,249,595

Current Assets
Biological assets	9	32,111	73,170
Inventories	12	140,182	95,321
Trade and other receivables	11	121,033	135,848
Derivative financial instruments	10	5,845	5,212
Cash and cash equivalents	13	260,529	218,809

Total Current Assets		559,700	528,360

TOTAL ASSETS		1,779,825	1,777,955

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,331
Share premium	15	942,718	940,332
Cumulative translation adjustment		(268,322)	(182,929)
Equity-settled compensation		16,779	17,952
Cash flow hedge		(4,130)	—
Other reserves		(162)	(349)
Treasury shares		(87)	(6)
Retained earnings		38,068	67,647

Equity attributable to equity holders of the parent		908,437	1,025,978

Non controlling interest		46	65

TOTAL SHAREHOLDERS EQUITY		908,483	1,026,043

LIABILITIES
Non-Current Liabilities
Trade and other payables	17	2,978	4,575
Borrowings	18	518,936	354,249
Deferred income tax liabilities	19	59,467	75,389
Payroll and social security liabilities	20	1,399	1,512
Provisions for other liabilities	21	1, 921	1,892

Total Non-Current Liabilities		584,701	437,617

Current Liabilities
Trade and other payables	17	82,320	99,685
Current income tax liabilities		409	187
Payroll and social security liabilities	20	29,354	22,948
Borrowings	18	162,047	184,884
Derivative financial instruments	10	11,580	5,751
Provisions for other liabilities	21	931	840

Total Current Liabilities		286,641	314,295

TOTAL LIABILITIES		871,342	751,912

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,779,825	1,777,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the nine-month and three-month periods ended September 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2013	2012	2013	2012
		(unaudited)
Sales of manufactured products and services rendered	22	280,596	251,335	101,175	107,874
Cost of manufactured products sold and services rendered	23	(182,252)	(185,067)	(62,946)	(69,222)

Gross Profit from Manufacturing Activities		98,344	66,268	38,229	38,652

Sales of agricultural produce and biological assets	22	194,252	177,065	75,314	59,081
Cost of agricultural produce sold and direct agricultural selling expenses	23	(194,252)	(177,065)	(75,314)	(59,081)
Initial recognition and changes in fair value of biological assets and agricultural produce		(20,807)	18,496	(4,919)	179
Changes in net realizable value of agricultural produce after harvest		9,865	14,430	5,327	4,537

Gross Profit/(Loss) from Agricultural Activities		(10,942)	32,926	408	4,716

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		87,402	99,194	38,637	43,368

General and administrative expenses	23	(39,050)	(43,152)	(12,990)	(14,981)
Selling expenses	23	(45,751)	(40,428)	(17,442)	(16,631)
Other operating income, net	25	21,516	5,633	1,462	(2,728)
Share of loss of joint ventures		(41)	—	(5)	—

Gain from Operations Before Financing and Taxation		24,076	21,247	9,662	9,028

Finance income	26	5,325	9,236	1,617	2,266
Finance costs	26	(76,373)	(49,108)	(19,798)	(10,508)

Financial results, net	26	(71,048)	(39,872)	(18,181)	(8,242)

Loss Before Income Tax		(46,972)	(18,625)	(8,519)	786

Income tax benefit	19	14,760	4,123	2,421	(2,752)

Loss for the Period from Continuing Operations		(32,212)	(14,502)	(6,098)	(1,966)

Gain (loss) for the Period from discontinued operations	28	1,767	(1,903)	—	(819)

Loss for the Period		(30,445)	(16,405)	(6,098)	(2,785)

Attributable to:
Equity holders of the parent		(30,437)	(16,288)	(6,099)	(2,768)
Non controlling interest		(8)	(117)	1	(17)
Loss per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations		(0,263)	(0,119)	(0,050)	(0,016)
From discontinued operations		0,014	(0,016)	—	(0,007)
Diluted earnings per share
From continuing operations		(0,263)	(0,119)	(0,050)	(0,016)
From discontinued operations		0,014	(0,016)	—	(0,007)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the nine-month and three-month periods ended September 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2013	2012	2013	2012
	(unaudited)
Loss for the Period	(30,445)	(16,405)	(6,098)	(2,785)
Other comprehensive income:
Exchange differences on translating foreign operations	(86,086)	(73,043)	(19,430)	(10,708)
Cash flow hedge	(4,132)	—	(4,132)

Other comprehensive loss for the period	(90,218)	(73,043)	(23,562)	(10,708)

Total comprehensive loss income for the period	(120,663)	(89,448)	(29,660)	(13,493)

Attributable to:
Equity holders of the parent	(120,644)	(88,756)	(29,655)	(13,391)
Non controlling interest	(19)	(692)	(5)	(102)
Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(122,411)	(86,868)	(29,655)	(12,578)
Discontinued operations	1,767	(1,888)	—	(813)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Loss for the period	—	—	—	—	—	—	(16,288)	(16,288)	(117)	(16,405)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(72,468)	—	—	—	—	(72,468)	(575)	(73,043)

Other comprehensive income for the period	—	—	(72,468)	—	—	—	—	(72,468)	(575)	(73,043)

Total comprehensive loss for the period	—	—	(72,468)	—	—	—	(16,288)	(88,756)	(692)	(89,448)
Employee share options (Note 16):
- Value of employee services	—	—	—	205	—	—	—	205	2	207
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	2,775	—	—	—	2,775	24	2,799
- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—
- Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—

Balance at September 30, 2012 (unaudited)	183,331	940,332	(173,515)	16,820	(350)	(5)	41,962	1,008,575	69	1,008,644

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	—	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the period	—	—	—	—	—	—	—	(30,437)	(30,437)	(8)	(30,445)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(86,077)	—		—	—	—	(86,077)	(9)	(86,086)
Cash flow hedge	—	—	—	—	(4,130)	—	—	—	(4,130)	(2)	(4,132)

Other comprehensive income for the period	—	—	(86,077)	—	(4,130)	—	—	—	(90,207)	(11)	(90,218)

Total comprehensive income for the period	—	—	(86,077)	—	(4,130)	—	—	(30,437)	(120,644)	(19)	(120,663)

Employee share options (Note 16)
- Value of employee services	—	—	—	51	—	—	—	—	51	—	51
- Exercised	—	—	—	—	—	—	—	—	—	—	—
- Forfeited	—	—	—	(858)	—	—	—	858	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	2,786	—	—	—	—	2,786	—	2,786
- Vested	242	2,721	—	(3,152)	—	179	10	—	—	—	—
- Forfeited	—	—	—	—	—	8	(8)	—	—	—	—
Purchase of own shares (Note 15 )	—	(335)	—	—	—	—	(83)	—	(418)	—	(418)
Disposal of interest in joint ventures (Note 28)	—	—	684	—	—	—	—	—	684	—	684

Balance at September 30, 2013 (unaudited)	183,573	942,718	(268,322)	16,779	(4,130)	(162)	(87)	38,068	908,437	46	908,483

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2013	September 30, 2012
		(unaudited)	(unaudited)
Cash flows from operating activities:
Loss for the period		(30,445)	(16,405)
Adjustments for:
Income tax benefit	19	(14,760)	(4,123)
Depreciation	23	50,741	39,639
Amortization	23	274	257
Gain from disposal of farmland and other assets	25	(5,082)	—
Gain from of disposal of other property items	25	(413)	(629)
Gain from disposal of subsidiary	25	(1,967)	(8,095)
Equity settled share-based compensation granted	24	2,837	3,006
Loss from derivative financial instruments and forwards	25, 26	5,494	9,366
Interest and other expense, net	26	33,387	11,702
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		36,704	6,896
Changes in net realizable value of agricultural produce after harvest (unrealized)		70	(4,564)
Provision and allowances		848	1,677
Share of loss from joint venture		41	—
Foreign exchange gains, net	26	16,201	19,176
Discontinued operations	28	(1,767)	1,903

Subtotal		92,163	59,806
Changes in operating assets and liabilities:
Increase in trade and other receivables		(20,236)	(34,050)
Increase in inventories		(51,201)	(38,702)
Decrease in biological assets		38,802	30,309
Decrease in other assets		632	67
(Decrease ) / Increase in derivative financial instruments		(428)	1,372
(Decrease ) / Increase in trade and other payables		(5,711)	8,157
Increase in payroll and social security liabilities		6,660	7,407
Decrease in provisions for other liabilities		(374)	(1,559)

Net cash used in operating activities before interest and taxes paid		60,307	32,807
Income tax paid		(306)	(5,317)

Net cash generated from operating activities		60,001	27,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2013	September 30, 2012
		(unaudited)	(unaudited))
Cash flows from investing activities:
Continuing operations:
Purchases of property, plant and equipment		(95,210)	(174,128)
Purchases of intangible assets	8	(1,326)	(192)
Purchase of cattle and non current biological assets planting cost		(69,889)	(61,625)
Interest received	26	4,740	8,945
Payment of seller financing arising on subsidiaries acquired		(1,555)	(33,485)
Investments in joint ventures		(4,164)	(3,000)
Proceeds from sale of farmland and other assets		7,048	9,485
Proceeds from sale of property, plant and equipment		2,470	718
Proceeds from disposal of subsidiaries		10,998	5,006
Proceeds from sales of financial assets		13,066	—
Discontinued operations	28	5,100	—

Net cash used in investing activities		(128,722)	(248,276)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		—	218
Proceeds from long-term borrowings		255,894	159,854
Payments of long-term borrowings		(53,326)	(17,356)
Net increase in short-term borrowings		(52,225)	(19,145)
Interest paid		(23,384)	(2,504)
Purchase of own shares		(418)	—

Net cash generated from financing activities		126,541	121,067

Net decrease in cash and cash equivalents		57,820	(99,719)

Cash and cash equivalents at beginning of period		218,809	330,546
Effect of exchange rate changes on cash and cash equivalents		(16,100)	(7,459)

Cash and cash equivalents at end of period		260,529	223,368

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1. General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 8, 2013.

2. Basis of preparation and presentation

The information presented in the accompanying nine-month condensed consolidated interim financial statements as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012 is unaudited and in the opinion of management reflect all adjustments necessary to fairly present the financial position of the Group, results of operations and cash flows for the nine month periods ended September 30, 2013 and 2012. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

The Group applies, for the first time, certain standards and amendments. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (Revised 2011) “Employee Benefits”, IFRS 13 “Fair Value Measurement” and amendments to IAS 1 “Presentation of Financial Statements”. As required by IAS 34, the nature and the effect of these changes are disclosed below. The Group concluded that the adoption of these standards did not require any restatement of previous financial statements. In addition, the application of IFRS 12 “Disclosure of Interest in Other Entities” would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

New and amended standards adopted by the Group

The Group has adopted the following standards, together with the consequential amendments to other IFRSs, effective January 1, 2013:

IFRS 10 “Consolidated Financial Statements” was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation – special purpose entities’. The Group assessed whether the consolidation conclusion under IFRS 10 differs from IAS 27/SIC 12 as at January 1, 2013. If the consolidation conclusion under IFRS 10 would have differed from IAS 27/SIC 12 as at January 1, 2013, the immediately preceding comparative period would have been restated to be consistent with the accounting conclusion under IFRS 10, unless impracticable. The Group assessed that adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

IFRS 11 “Joint Arrangements” was issued in May 2011 and replaces IAS 31 “Interests in joint ventures” and SIC 13 “Jointly controlled entities – Non monetary contributions by venturers” Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. The Group has applied the new policy for interests in joint ventures occurring on or after January 1, 2012 in accordance with the transition provisions of IFRS 11. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Accordingly, the adoption of IFRS 11 did not result in any change in the accounting for its joint ventures.

IFRS 12 “Disclosure of interests in other entities” was issued in May 2011 and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Group has not made such disclosures.

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Group provides these disclosures in Note 10.

IAS 1 “Presentation of financial statements” was amended in June 2011 to improve the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

Changes in accounting policies and disclosures

The Group applied the following accounting policies in the preparation of the interim condensed consolidated financial statements as of September 30, 2013:

Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

The Group changed the description of the following accounting policies in line with the adoption of IFRS 10 “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements”:

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the statement of income within “Finance income” or “Finance cost”, as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within “Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within “Finance income” or “Finance cost”, as appropriate.

Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as gains on bargain purchases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

Subsidiaries acquired exclusively with a view to resale are accounted for following the short-cut method under IFRS 5. At the acquisition date, the entity being disposed of is valued at fair value less costs to sell, and at each subsequent reporting date, it is remeasured at the lower of the initial carrying amount and the fair value less costs to sell. On the statement of financial position, the entity’s assets and liabilities are classified as held for sale and presented separately from other assets and liabilities. Subsidiaries acquired exclusively with a view to resale are classified as discontinued operations.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. a leading farmer-owned energy, grains and foods company based in the United States. The Group holds 50% interest in CHS AGRO. CHS AGRO will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while black oil sunflower will be originated from third parties. The Group and CHS Inc have made capital contribution of approximately US$ 4 million each during 2013 for the construction of the facility.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3. Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2012 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2013. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2013. All amounts are shown in US dollars.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

	September 30, 2013
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(49,597)	—	—	—	(49,597)
Brazilian Reais	—	(342,619)	—	—	(342,619)
US Dollar	(89,972)	(97,129)	28,113	116,281	(42,707)
Uruguayan Peso	—	—	(150)	—	(150)

Total	(139,569)	(439,748)	27,963	116,281	(435,073)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2013 would have increased the Group’s Loss Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement

	September 30, 2013
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,997)	(9,713)	2,811	n/a	(15,899)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in Loss Before Income Tax	(8,997)	(9,713)	2,811	—	(15,899)

Hedge Accounting—Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to the operations in Brazil and to Argentine Peso/ US dollar foreign currency risks related to the operations in Argentina. Approximately 23.6 % of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2013 (all amounts are shown in US dollars):

	September 30, 2013
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	(43,606)	—	—	(43,606)
Brazilian Reais	—	(151,116)	—	(151,116)
Uruguayan Peso	—	—	(10)	(10)
US Dollar	(41,264)	(27,984)	—	(69,248)

Subtotal Fixed-rate borrowings	(84,870)	(179,100)	(10)	(263,980)

Variable rate:
Brazilian Reais	—	(237,628)	—	(237,628)
US Dollar	(46,380)	(132,252)	—	(178,632)

Subtotal Variable-rate borrowings	(46,380)	(369,880)	—	(416,260)

Total borrowings as per analysis	(131,250)	(548,980)	(10)	(680,240)

Finance leases	(705)	(38)	—	(743)

Total borrowings at September 30, 2013	(131,955)	(549,018)	(10)	(680,983)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

At September 30, 2013, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	September 30, 2013 (unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(2,376)	—	(2,376)
US Dollar	(239)	(1,323)	—	(1,562)

Total effects on Loss Before Income Tax	(239)	(3,699)	—	(3,938)

•	Credit risk

As of September 30, 2013, 5 banks accounted for more than 95% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, Itau and Citibank).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2013:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

•	Futures / Options

As of September 30, 2013

	September 30, 2013
	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Profit (*)
Type of derivative contract			(unaudited)	(unaudited)
Futures:
Sale
Corn	112	19,501	4,218	176
Soybean	67	22,660	529	4,074
Wheat	3	630	(117)	(117)
Sugar	83	31,682	(1,210)	(2,875)
Ethanol	2	1,129	16	49
OTC
Soybean	14	6,400	266	266
Options:
Buy put
Corn	64	608	676	69
Soybean	39	564	140	424
Sell put
Corn	51	(160)	(163)	(3)
Sell call
Soybean	29	(264)	(480)	(216)
Corn	51	(345)	(189)	156

Total	515	82,405	3,686	2,003

(*)	Included in line “Gain from commodity derivative financial instruments”, Note 25.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Other derivative financial instruments

As of September 30, 2013, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2012.

Currency forward

During the periods ended September 30, 2013 and 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 12.5 million and US$ 64.4 million, respectively. The currency forward contracts entered in 2013 had maturity dates between December 2013 and June 2014, while those entered in 2012 had maturity dates ranging between June 2013 and December 2013. The outstanding contracts resulted in the recognition of a gain amounting to US$ 2.6 million in 2013 and US$ 0.9 million in 2012. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2012 described in Note 4.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty-one CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Critical accounting estimates and judgments (continued)

As of September 30, 2013 and 2012, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2013 and 2012:

As of September 30, 2013, the Group identified 10 CGUs in Argentina and Uruguay (2012: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Critical accounting estimates and judgments (continued)

The following table shows only the 10 CGUs (2012: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2013	September 30, 2012
La Carolina / Crops / Argentina	30	149
La Carolina / Cattle / Argentina	111	24
El Orden / Crops / Argentina	109	182
El Orden / Cattle / Argentina	63	30
La Guarida / Crops / Argentina	1,677	2,179
La Guarida / Cattle / Argentina	265	216
Los Guayacanes / Crops / Argentina	1,349	1,664
Doña Marina / Rice / Argentina	4,765	5,877
Huelen / Crops / Argentina	5,339	6,585
El Colorado / Crops / Argentina	2,694	3,323

Closing net book value of goodwill allocated to CGUs tested (Note 8)	16,402	20,229

Closing net book value of PPE items and other assets allocated to CGUs tested	80,385	99,413

Total assets allocated to CGUs tested	96,787	119,642

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013 and 2012.

CGUs tested based on a value-in-use model at September 30, 2013 and 2012:

As of September 30, 2013, the Group identified 3 CGUs (2012: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2013	September 30, 2012
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Covers 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7,65%	9,16%
Perpetuity growth rate	4,5%	4,5%

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Critical accounting estimates and judgments (continued)

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2013	September 30, 2012
AVI / Sugar, Ethanol and Energy	7,121	7,820
UMA / Sugar, Ethanol and Energy	2,671	2,933
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,017	1,099

Closing net book value of goodwill allocated to CGUs tested (Note 8)	10,809	11,852

Closing net book value of PPE items and other assets allocated to CGUs tested	559,332	517,052

Total assets allocated to 3 CGUs tested	570,141	528,904

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013 and 2012.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

5. Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2013 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	372	76,196	—	—	2,715	79,283	201,313	—	—	280,596
Cost of manufactured products sold and services rendered	—	(63,904)	—	—	(69)	(63,973)	(118,279)	—	—	(182,252)

Gross Profit from Manufacturing Activities	372	12,292	—	—	2,646	15,310	83,034	—	—	98,344

Sales of agricultural produce and biological assets	168,652	2,070	22,475	439	616	194,252	—	—	—	194,252
Cost of agricultural produce sold and direct agricultural selling expenses	(168,652)	(2,070)	(22,475)	(439)	(616)	(194,252)	—	—	—	(194,252)
Initial recognition and changes in fair value of biological assets and agricultural produce	18,550	5,985	5,124	(7,543)	(85)	22,031	(42,838)	—	—	(20,807)
Changes in net realizable value of agricultural produce after harvest	9,744	—	—	121	—	9,865	—	—	—	9,865

Gross Profit/ (Loss) from Agricultural Activities	28,294	5,985	5,124	(7,422)	(85)	31,896	(42,838)	—	—	(10,942)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	28,666	18,277	5,124	(7,422)	2,561	47,206	40,196	—	—	87,402

General and administrative expenses	(3,137)	(3,461)	(776)	(866)	—	(8,240)	(14,548)	—	(16,262)	(39,050)
Selling expenses	(5,144)	(11,929)	(336)	(419)	(69)	(17,897)	(27,693)	—	(161)	(45,751)
Other operating loss, net	6,742	390	20	(298)	1	6,855	7,686	6,919	56	21,516
Share of loss of joint ventures	(41)	—	—	—	—	(41)	—	—	—	(41)

Profit/ (Loss) from Operations Before Financing and Taxation	27,086	3,277	4,032	(9,005)	2,493	27,883	5,641	6,919	(16,367)	24,076

Profit from discontinued operations	—	—	(1,767)	—	—	(1,767)	—	—	—	(1,767)
Depreciation and amortization	1,618	3,675	776	286	69	6,424	44,591	—	—	51,015
Initial recognition and changes in fair value of biological assets (unrealized)	1,205	74	(234)	(7,419)	—	(6,374)	(29,709)	—	—	(36,083)
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,472	3,607	—	(124)	—	4,955	(5,576)	—	—	(621)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	15,873	2,304	5,358	—	(85)	23,450	(7,553)	—	—	15,897
Changes in net realizable value of agricultural produce after harvest (unrealized)	(70)	—	—	—	—	(70)	—	—	—	(70)
Changes in net realizable value of agricultural produce after harvest (realized)	9,814	—	—	121	—	9,935	—	—	—	9,935
Property, plant and equipment, net	181,617	63,354	21,445	2,086	2,153	270,655	559,351	—	—	830,006
Investment property	—	—	—	—	13,194	13,194	—	—	—	13,194
Goodwill	11,206	4,766	—	1,017	438	17,427	9,784	—	—	27,211
Biological assets	17,501	14,328	10,542	2,781	320	45,472	215,875	—	—	261,347
Investment in joint ventures	—	—	—	—	3,771	3,771	—	—	—	3,771
Inventories	25,792	30,428	2,769	223	—	59,212	80,970	—	—	140,182

Total segment assets	236,116	112,876	34,756	6,107	19,876	409,731	865,980	—	—	1,275,711

Borrowings	76,002	52,782	13,195	—	—	141,979	539,004	—	—	680,983

Total segment liabilities	76,002	52,782	13,195	—	—	141,979	539,004	—	—	680,983

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2012 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	492	68,191	—	—	3,455	72,138	179,197	—	—	251,335
Cost of manufactured products sold and services rendered	—	(57,755)	—	—	(185)	(57,940)	(127,127)	—	—	(185,067)

Gross Profit from Manufacturing Activities	492	10,436	—	—	3,270	14,198	52,070	—	—	66,268

Sales of agricultural produce and biological assets	156,385	1,179	14,252	4,643	417	176,876	189	—	—	177,065
Cost of agricultural produce sold and direct agricultural selling expenses	(156,385)	(1,179)	(14,252)	(4,643)	(417)	(176,876)	(189)	—	—	(177,065)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,971	1,534	(2)	(3,123)	(217)	25,163	(6,667)	—	—	18,496
Changes in net realizable value of agricultural produce after harvest	13,927	—	—	503	—	14,430	—	—	—	14,430

Gross Profit/ (Loss) from Agricultural Activities	40,898	1,534	(2)	(2,620)	(217)	39,593	(6,667)	—	—	32,926

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,390	11,970	(2)	(2,620)	3,053	53,791	45,403	—	—	99,194

General and administrative expenses	(3,194)	(3,062)	(674)	(814)	(31)	(7,775)	(16,752)	—	(18,625)	(43,152)
Selling expenses	(4,380)	(12,815)	(182)	(236)	(38)	(17,651)	(22,714)	—	(63)	(40,428)
Other operating loss, net	(10,410)	637	23	2,209	(11)	(7,552)	5,294	8,095	(204)	5,633

Profit/ (Loss) from Operations Before Financing and Taxation	23,406	(3,270)	(835)	(1,461)	2,973	20,813	11,231	8,095	(18,892)	21,247

Loss from discontinued operations	—	—	(1,903)	—	—	(1,903)	—	—	—	(1,903)
Depreciation and amortization	1,366	2,901	666	448	152	5,533	34,363	—	—	39,896
Initial recognition and changes in fair value of biological assets (unrealized)	1,073	(174)	(1,075)	(2,306)	—	(2,482)	(9,627)	—	—	(12,109)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,878	232	—	(817)	—	4,293	920	—	—	5,213
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,020	1,476	1,073	—	(217)	23,352	2,040	—	—	25,392
Changes in net realizable value of agricultural produce after harvest (unrealized)	4,411	—	—	153	—	4,564	—	—	—	4,564
Changes in net realizable value of agricultural produce after harvest (realized)	9,516	—	—	350	—	9,866	—	—	—	9,866
As of December 31, 2012:
Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2013 and 2012 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Computer equipment	Vehicles	Work in progress	Total
Nine-month period ended September 30, 2012
Opening net book amount.	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(25,110)	(92)	(12,714)	(15,486)	(116)	(203)	(7,438)	(61,159)
Additions	—	8	649	17,337	572	1,585	164,678	184,829
Transfers	—	329	11,482	15,678	27	—	(27,516)	—
Disposals	—	—	(85)	(800)	(5)	(15)	—	(905)
Disposal from subsidiary	(1,118)	—	(17)	(1)	—	—	—	(1,136)
Transfers from investment property	9,625	—	—	—	—	—	—	9,625
Reclassification to non-income tax credits (*)	—	—	—	(655)	—	—	—	(655)
Depreciation (Note 23)	—	(325)	(12,722)	(25,711)	(467)	(414)	—	(39,639)

Closing net book amount	297,082	850	140,210	194,803	1,485	1,946	214,280	850,656

At September 30, 2012 (unaudited)
Cost	297,082	4,313	190,020	335,734	3,833	4,489	214,280	1,049,751
Accumulated depreciation	—	(3,463)	(49,810)	(140,931)	(2,348)	(2,543)	—	(199,095)

Net book amount	297,082	850	140,210	194,803	1,485	1,946	214,280	850,656

Nine-month period ended September 30, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(37,569)	(1,182)	(14,851)	(17,959)	(134)	(236)	(19,226)	(91,157)
Additions	—	143	6,126	38,599	1,043	126	55,361	101,398
Transfers	(12)	220	82,453	112,240	22	(8)	(194,915)	—
Disposals	(5,380)	—	(408)	(2,201)	(17)	(26)	—	(8,032)
Disposals of subsidiaries	(2,018)	—	(392)	—	—	—	—	(2,410)
Reclassification to non-income tax credits (*)	—	—	(694)	745	—	—	—	51
Depreciation (Note 23)	—	(1,513)	(10,895)	(37,091)	(873)	(369)	—	(50,741)

Closing net book amount	239,302	6,185	210,226	306,974	1,634	1,227	64,459	830,006

At September 30, 2013 (unaudited)
Cost	239,302	12,566	274,119	494,561	5,029	4,283	64,459	1,094,319
Accumulated depreciation	—	(6,381)	(63,894)	(187,587)	(3,395)	(3,056)	—	(264,313)

Net book amount	239,302	6,185	210,225	306,974	1,634	1,227	64,459	830,006

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit (PIS and COFINS). Adecoagro Vale do Ivinhema, have a tax benefit (“Credito Presumido”) for their ethanol operations. This benefit allows that these credits will be capitalized in Property Plant and Equipment as cost of the asset. Monthly, the Group reclassifies part of these credits to “Non income tax credits”, in order to compensate with tax debts in proportion to the sales, except ethanol sales. In January 5, 2013, the Group obtained another special benefit from the State of Mato Grosso do Sul that permit to compensate pre operational ICMS credits that the Group had registered in long term credits. As result of this new benefit the Group reclassified that credit to PP&E and they will have the same treatment to the other credits (See Note 11).

An amount of US$ 45,594 and US$ 35,133 of depreciation are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2013 and 2012, respectively. An amount of US$ 4,772 and US$ 4,027 of depreciation are included in “General and administrative expenses” for the nine-month periods ended September 30, 2013 and 2012, respectively. An amount of US$ 375 and US$ 479 of depreciation are included in “Selling expenses” for the nine-month periods ended September 30, 2013 and 2012, respectively.

As of September 30, 2013, borrowing costs of US$ 8,960 (September 30, 2012: US$ 10,701) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 459,993 as of September 30, 2013.

As of September 30, 2013 included within property, plant and equipment balances are US$ 1,087 related to the net book value of assets under finance leases.

7. Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2013 and 2012 were as follows:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Beginning of the period	15,542	27,883
Transfers (i)	—	(9,625)
Exchange differences	(2,348)	(1,985)

End of the period	13,194	16,273

Cost	13,194	16,273
Accumulated depreciation	—	—

Net book amount	13,194	16,273

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Rental income	2,914	3,784

(i)	Transferred to property, plant and equipment in the nine-month period ended September 30, 2012. Relates to finalization of contracts with third parties.

As of September 30, 2013, the fair value of investment property was US$ 67 million (2012: US$ 67.5 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8. Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2013 and 2012 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Nine-month period ended September 30, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(2,804)	(53)	(53)	—	(2,910)
Additions	—	—	192	—	192
Amortization charge (i) (Note 23)	—	(129)	(128)	—	(257)

Closing net book amount	32,082	1,410	288	—	33,780

At September 30, 2012 (unaudited)
Cost	32,082	2,614	957	—	35,653
Accumulated amortization	—	(1,204)	(669)	—	(1,873)

Net book amount	32,082	1,410	288	—	33,780

Nine-month period ended September 30, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(3,889)	(43)	(91)	(7)	(4,030)
Additions	—	—	1,277	49	1,326
Disposal	—	—	—	—	—
Amortization charge (ii) (Note 23)	—	(125)	(129)	(20)	(274)

Closing net book amount	27,211	1,188	1,398	105	29,902

At September 30, 2013 (unaudited)
Cost	27,211	2,559	2,248	125	32,143
Accumulated amortization	—	(1,371)	(850)	(20)	(2,241)

Net book amount	27,211	1,188	1,398	105	29,902

(i)	For the nine-month period ended September 30, 2012 an amount of US$ 128 and US$ 129 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the nine-month period ended September 30, 2013 an amount of US$ 129 and US$ 145 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2013 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9. Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2013 and 2012 were as follows:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Beginning of the period	298,136	239,600
Increase due to purchases	726	1,561
Initial recognition and changes in fair value of biological assets (i)	(20,807)	18,496
Decrease due to harvest	(267,375)	(260,630)
Decrease due to disposals	(10,600)	(1,556)
Costs incurred during the period	288,025	266,547
Exchange differences	(26,758)	(17,239)

End of the period year,,,	261,347	246,779

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (45,342) loss for the nine-month period ended September 30, 2013 (2012: US$ (10,009) loss). In 2013, an amount of US$ (13,329) loss (2012: US$ (19,528) loss) was attributable to price changes, and an amount of US$ (32,013) loss (2012: US$ 9,519 gain) was mainly attributable to physical changes.

Biological assets as of September 30, 2013 and December 31, 2012 were as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Non-current
Cattle for dairy production	10,542	12,149
Other cattle	38	736
Sown land – coffee	2,781	16,211
Sown land – sugarcane	215,875	195,870

	229,236	224,966

Current
Other cattle	282	243
Sown land – crops	17,501	42,091
Sown land – rice	14,328	30,836

	32,111	73,170

Total biological assets	261,347	298,136

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Financial instruments

As of September 30, 2013, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and their allocation to the fair value hierarchy:

	2013
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	5,579	266	—	5,845

Total assets	5,579	266	—	5,845

Liabilities
Derivative financial instruments	(2,895)	(8,685)	—	(11,580)

Total liabilities	(2,895)	(8,685)	—	(11,580)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	2,699
Options	Quoted price	—	—	1	(15)
Options/ OTC	Quoted price	—	Black & Scholes	2	266
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(8,354)
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(331)

					(5,735)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Trade and other receivables, net

	September 30, 2013	December 31, 2012
	(unaudited)
Non current
Trade receivables	4,814	—
Receivables from related parties (Note 27)	—	2,253

Trade receivables – net	4,814	2,253

Advances to suppliers	15,301	12,850
Income tax credits	7,261	4,594
Non-income tax credits (i)	17,767	16,528
Receivable from disposal of farmland and other assets	9,494	—
Receivable from disposal of subsidiary	—	2,094
Cash collateral	9,739	2,049
Other receivables	3,881	3,662

Non current portion	68,257	44,030

Current
Trade receivables	28,133	41,067
Receivables from related parties (Note 27)	—	144
Less: Allowance for trade receivables	(679)	(588)

Trade receivables – net	27,454	40,623

Prepaid expenses	9,090	12,766
Advances to suppliers	18,833	11,213
Income tax credits	4,565	4,256
Non-income tax credits (i)	44,022	48,838
Cash collateral	14	296
Receivable from disposal of farmland and other assets	5,531	3,018
Receivable from disposal of subsidiary	2,363	9,395
Other receivables	9,160	5,443

Subtotal	93,579	95,225

Current portion	121,033	135,848

Total trade and other receivables, net	189,290	179,878

(i)	Includes US$ 51 of PIS and COFINS reclassified from property, plant and equipment as of September 30, 2013 (December 31, 2012: US$ 962).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2013	December 31, 2012
	(unaudited)
Currency
US Dollar	15,606	50,184
Argentine Peso	54,720	50,422
Uruguayan Peso	1,054	565
Brazilian Reais	117,910	78,707

	189,290	179,878

As of September 30, 2013 trade receivables of US$ 8,244 (December 31, 2012: US$ 2,662) were past due but not impaired. The ageing analysis of these receivables is as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Up to 3 months	8,218	2,408
3 to 6 months	26	46
Over 6 months	—	208

	8,244	2,662

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgage as collateral for the sale of Agrícola Ganadera San José S.R.L.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12. Inventories

	September 30, 2013	December 31, 2012
	(unaudited)
Raw materials	42,236	36,607
Finished goods.	88,245	56,508
Stocks held by third parties	9,173	2,195
Others	528	11

	140,182	95,321

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 182,252 for the nine-month period ended September 30, 2013. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 145,504 for the nine-month period ended September 30, 2013.

13. Cash and cash equivalents

	September 30, 2013	December 31, 2012
	(unaudited)
Cash at bank and on hand	215,678	137,980
Short-term bank deposits	44,851	80,829

	260,529	218,809

14. Disposals

Mimoso Farm and coffee assets

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, Adecoagro entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 12,371 were collected as of September 30, 2013.

Santa Regina S.A.

During June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2012	120,533	1,106,805
Employee share options vested (Note 16)	32	312
Restricted shares vested (Note 16)	—	1,347
Exchange of shares	1,655	15,199

At September 30, 2012	122,220	1,123,663

At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 16)	161	2,963
Purchase of own shares	—	(335)

At September 30, 2013	122,381	1,126,291

During 2012, the Company issued 1,654,808 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2013, the Company repurchased 55,899 shares under this program.

16. Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

(a) Option Schemes

For the nine-month periods ended September 30, 2013 and 2012 the Group incurred nil and US$ 0.2 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	September 30, 2013		September 30, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.68	2,100	6.68	2,134
Granted	—	—	—	—
Forfeited	8.62	(21)	8.62	(2)
Exercised	—	—	6.71	(32)
Expired	—	—	—	—

At September 30	6.66	2,078	6.68	2,100

2007/2008 Equity Incentive Plan

	September 30, 2013		September 30, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,013	13.06	2,038
Granted	—	—	—	—
Forfeited	13.08	(191)	13.06	(24)
Exercised	—	—	—	—
Expired	—	—	—	—

At September 30	13.06	1,822	13.06	2,014

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per	Shares (in thousands)
	share	September 30, 2013	September 30, 2012
Expiry date:
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	553
May 1, 2016	5.83	173	173
February 16, 2016	7.11	110	110
October 1, 2016	8.62	569	590

2007/2008 Equity Incentive Plan

	Exercise price per	Shares (in thousands)
	share	September 30, 2013	September 30, 2012
Expiry date:
Dec 1, 2017	12.82	1,034	1,138
Jan 30, 2019	13.40	608	687
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	28
Jan 30, 2020	13.40	65	71
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
September 30, 2013	3,855
September 30, 2012	3,847

(b) Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of September 30, 2013, 110,021 restricted shares are outstanding.

The restricted shares under the Restricted Share and Restricted Stock Unit Plan were measured at fair value at the date of grant.

As September 30, 2013, the Group recognized compensation expense US$ 2.8 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan (2012: US$ 2.8 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013
Fair value	12.69	12.69	12.36	9.81	9.33	8.08	7.48
Possibility of ceasing employment before vesting	1.42%	1.86%	0%	3%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2013	2013	2012	2012
At January 1	234	515	356	—
Granted (1)	—	362	—	515
Forfeited	(5)	(10)	(1)	—
Vested	(119)	(167)	(121)	—

At September 30	110	700	234	515

(1)	Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other payables

	September 30, 2013	December 31, 2012
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,605	3,126
Taxes payable	—	37
Other payables	373	432
Escrows arising on business combinations	—	980

	2,978	4,575

Current
Trade payables	71,534	88,123
Advances from customers	2,076	4,529
Amounts due to related parties (Note 27)	827	562
Taxes payable	1,887	2,894
Payables from acquisitions of property, plants and equipment	530	—
Escrows arising on business combinations	1,014	1,508
Other payables	4,452	2,069

	82,320	99,685

Total trade and other payables	85,298	104,260

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

18. Borrowings

	September 30, 2013	December 31, 2012
	(unaudited)
Non-current
Votoratim	4,942	—
ABC Brazil Loan	6,611	16,502
Bradesco Loan (*)	11,038	13,939
BNDES Loan Facility(*)	89,616	39,238
IDB Facility (*)	47,179	53,659
Ciudad de Buenos Aires Loan	17,143	17,143
Galicia Loan	1,942	3,050
Banco do Brazil Loan Facility (*)	87,842	95,609
Itaú BBA Facility (*)	48,584	6,944
Rabobank Loan (*)	68,385	86,392
ING/ABN/Bladex(*)	29,409	—
Rabobank/Bradesco/HSBC/PGGM/Hinduja(*)	88,815	—
Other bank borrowings	17,060	21,064
Obligations under finance leases	370	709

	518,936	354,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18. Borrowings (continued)

	September 30, 2013	December 31, 2012
	(unaudited)
Current
Bank overdrafts	13,653	110
BNDES Loan Facility (*)	9,004	9,568
IDB Facility (*)	16,790	16,438
Ciudad de Buenos Aires Loan	2,991	7,114
Galicia Loan	5,636	4,207
Banco do Brazil Loan Facility (*)	19,756	8,908
ING (*)	—	60,364
Rabobank Loan (*)	44,339	26,351
ITAU (*)	4,490	154
ABC Brazil Loan	6,353	5,918
Bradesco Loan (*)	3,753	4,190
Votoratim	7,563	—
ING/ABN/Bladex(*)	4,712	—
Other bank borrowings	22,634	41,150
Obligations under finance leases	373	412

	162,047	184,884

Total borrowings	680,983	539,133

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2013, total bank borrowings include collateralized liabilities of US$ 582,580 (December 31, 2012: US$ 346,469). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Fixed rate:
Less than 1 year	73,866	60,049
Between 1 and 2 years	24,900	19,066
Between 2 and 3 years	31,770	24,364
Between 3 and 4 years	29,086	21,760
Between 4 and 5 years	26,138	20,870
More than 5 years	78,220	62,036

	263,980	208,145

Variable rate:
Less than 1 year	87,808	124,423
Between 1 and 2 years	100,261	71,978
Between 2 and 3 years	126,978	73,684
Between 3 and 4 years	59,519	45,969
Between 4 and 5 years	14,308	11,100
More than 5 years	27,386	2,713

	416,260	329,867

	680,240	538,012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18. Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2013	December 31, 2012
	(unaudited)
Currency
Argentine Peso	44,311	18,622
US Dollar	247,880	203,881
Uruguayan Peso	10	44
Brazilian Reais	388,782	316,586

	680,983	539,133

19. Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Current income tax	(1,188)	(621)
Deferred income tax	15,948	4,744

Income tax benefit	14,760	4,123

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2012.

In September 2013, Argentina enacted a law that amends its income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of September 30, 2013, the Company did not record any liability on reserves at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Beginning of period	(39,998)	(55,908)
Exchange differences	7,140	4,106
Tax charge relating to cash flow hedge (i)	2,251	—
Disposal of subsidiary	185	—
IPO deductible expenses directly charged to equity	—	75
Income tax benefit	15,948	4,744

End of period	(14,474)	(46,983)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 6,167 for the nine-month period ended September 30, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19. Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(16,769)	(8,329)
Non-deductible items	1,915	3,103
Unused tax losses, net	—	945
Non-taxable income	217	—
Others	(123)	158

Income tax benefit	(14,760)	(4,123)

20. Payroll and social security liabilities

	September 30, 2013	December 31, 2012
	(unaudited)
Non-current
Social security payable	1,399	1,512

	1,399	1,512

Current
Salaries payable	11,456	4,816
Social security payable	3,277	3,063
Provision for vacations	11,223	9,745
Provision for bonuses	3,398	5,324

	29,354	22,948

Total payroll and social security liabilities	30,753	24,460

21. Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22. Sales

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	95,146	82,059
Sugar	84,509	78,863
Rice	74,357	65,434
Energy	21,348	18,275
Operating leases	2,914	3,784
Services	1,988	2,889
Others	334	31

	280,596	251,335

Sales of agricultural produce and biological assets:
Soybean	66,228	59,061
Cattle for dairy production	1,740	1,154
Other cattle	616	403
Corn	76,963	49,122
Cotton	3,810	8,193
Milk	20,735	13,098
Wheat	10,674	28,657
Coffee	439	4,643
Sunflower	8,021	6,666
Barley	1,294	3,100
Seeds	2,154	1,889
Sorghum	144	782
Others	1,434	297

	194,252	177,065

Total sales	474,848	428,400

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 89.4 million as of September 30, 2013 (2012: US$ 99.6 million) comprised primarily of 90,672 tons of sugar (US$ 30.3 million), 62,407 tons of corn (U$S 10.3 million), and 8,895 tons of soybean (U$S 33 million) which expire between December 2013 and July 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	168,595	149,904
Raw materials and consumables used in manufacturing activities	105,657	113,237
Services	9,763	13,894
Salaries and social security expenses (Note 24)	40,316	45,095
Depreciation and amortization	51,015	39,896
Taxes (*)	3,520	1,940
Maintenance and repairs	6,426	7,837
Lease expense and similar arrangements (**)	1,842	2,297
Freights	29,336	27,061
Export taxes / selling taxes	24,887	23,285
Fuel and lubricants	5,049	4,881
Others	14,899	16,385

Total expenses by nature	461,305	445,712

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2013, an amount of US$ 182,252 is included as “cost of manufactured products sold and services rendered” (September 30, 2012: US$ 185,067); an amount of US$ 194,252 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2012: US$ 177,065); an amount of US$ 39,050 is included in “general and administrative expenses” (September 30, 2012: US$ 43,152); and an amount of US$ 45,751 is included in “selling expenses” as described above (September 30, 2012: US$ 40,428).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24. Salaries and social security expenses

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Wages and salaries	28,789	31,664
Social security costs	8,690	10,425
Equity-settled share-based compensation	2,837	3,006

	40,316	45,095

Number of employees	7,683	6,939

25. Other operating income, net

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	13,331	(1,577)
Loss from onerous contracts – forwards	(276)	(2,025)
Gain from disposal of subsidiary (Note 14)	779	8,095
Gain from disposal of financial assets (Note 14)	1,188	—
Gain from disposal of other property items	413	629
Gain from disposal of farmland and other assets (Note 14)	5,082	—
Others	999	511

	21,516	5,633

26. Financial results, net

	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Finance income:
- Interest income	4,740	8,945
- Cash flow hedge – transfer from equity	266	—
- Other income	319	291

Finance income	5,325	9,236

Finance costs:
- Interest expense	(36,056)	(19,343)
- Foreign exchange losses, net	(16,467)	(19,176)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(18,549)	(5,764)
- Taxes	(2,911)	(3,230)
- Other expenses	(2,390)	(1,595)

Finance costs	(76,373)	(49,108)

Total financial results, net	(71,048)	(39,872)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			September 30, 2013	September 30, 2012	September 30, 2013	December 31, 2012
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	7,432	7,463	—	—
		Purchases of goods	(25)	(51)	—	—
		Interest income	33	300	—	—
		Receivables from related parties (Note 11)	—	—	—	2,253
Santa Regina Agropecuaria S.A.	Investment	Receivables from related parties (Note 11)	—	—	—	144
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	(3,555)	—	—
		Payables (Note 17)	—	—	(827)	(562)
Directors and senior management	Employment	Compensation selected employees	(4,870)	(5,422)	(16,902)	(18,072)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).

28. Net assets held for sale and discontinued operations

On June 6, 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”) for US$ 1, and collected US$ 5.1 million associated with the acquisition.

The acquisition of the remaining 50% in La Lacteo was done exclusively with the view to resale and met the definition of discontinued operation. The Group elected to account for the acquisition applying the short-cut method under IFRS 5. As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. The Group’s previously held interest in La Lacteo was remeasured to fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date La Lacteo was valued at fair value less costs to sell.

On July 31, 2013, the Group sold its 100% interest in La Lacteo for Argentine Pesos 1. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A. (a Group subsidiary) was terminated without penalties.

The net effects of the described transactions resulted in a gain of US$ 2.9 million, recorded in the statement of income within “Profit of the period from discontinued operations”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Event after the date of the statement of financial position

In October 2013, Adecoagro completed the sale of the San Martin farm for a total price of US$ 8.0 million, equivalent to US$ 2,294 per hectare. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction will generate approximately US$ 6.5 million of operating profit in the last quarter.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.